Consent of Qualified Person

To:
Northgate Minerals Corporation
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers due Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Toronto Stock Exchange
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut

Re: "Technical Report - Revised Mineral Resource and Mineral Reserves as at 30 June 2008, Stawell Gold Mines, Victoria, Australia" Dated 21st of October 2008 (the "Technical Report")

I hereby consent to the public filing of the Technical Report with any stock exchange or securities regulatory authority to which this consent is addressed and to the use of the Technical Report by Northgate Minerals Corporation on its website or in connection with its business.

/s/ Tamer Dincer	21st October 2008
Tamer Dincer	Date